FORM 6-K/A

                                (Amendment No. 1)

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of September 2005

Commission File Number: ___________________


                       TTI TEAM TELECOM INTERNATIONAL LTD.
                 (Translation of registrant's name into English)


         7 Martin Gehl Street, Kiryat Aryeh, Petach Tikva 49512, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


                        Form 20-F_X____                Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):-------------


Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):---------------


Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes____                No__X__
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

This Amendment No. 1 on Form 6-K/A amends the Form 6-K originally furnished by the Registrant on September 1, 2005 (the "Original 6-K"), solely to add "Management's Discussion and Analysis of Financial Condition and Results of Operations" for the six-month period ended June 30, 2005. The financial statements relating to the six-month period ended June 30, 2005 were previously furnished as an exhibit to the Original 6-K. The exhibit attached to this report furnished on Form 6-K/A is hereby incorporated by reference into the Registrant's Registration Statements on Form S-8 (File Nos. 333-101979 and 333-127097) and Form F-3 (File No. 333-122236), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

                                    CONTENTS

This report on Form 6-K/A of the registrant consists of the following document, which is attached hereto and incorporated by reference herein:


1. Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                    TTI Team Telecom International Ltd.


Date: September 7, 2005             By:  /s/ Israel (Eli) Ofer
                                        ------------------------
                                    Israel (Eli) Ofer
                                    Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit              Description
Number               of Exhibit



1. Management's Discussion and Analysis of Financial Condition and Results of Operations for the six months ended June 30, 2005.

                                    EXHIBIT 1



     Management's Discussion and Analysis of Financial Condition and Results
                                 of Operations



SELECTED CONSOLIDATED FINANCIAL DATA

We derived the following selected consolidated statement of operations data set forth below for the years ended December 31, 2000, 2001, 2002, 2003 and 2004, and the selected consolidated balance sheet data as of December 31, 2000, 2001, 2002, 2003 and 2004, from our audited consolidated financial statements. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). We derived the following selected consolidated statement of operations data for the six months ended June 30, 2004 and 2005, and the selected consolidated balance sheet data as of June 30, 2004 and 2005, from our unaudited consolidated financial statements which, in our opinion, include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations and financial position for such periods and as of such dates.

The following selected consolidated financial data should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading "Operating and Financial Review and Prospects" included in this report and such annual reports. Our historical results are not necessarily indicative of any results to be expected in any future period.

                                                                                                    Six Months Ended
                                                  Year Ended December 31,                               June 30,
                               ---------------------------------------------------------------    ----------------------

                               2000          2001         2002         2003         2004          2004         2005
                               ---------- -- --------- -- --------- -- ---------- - ----------    --------- -- ---------

Statement of Income Data
   (in thousands):
Revenues:

     Products.............       $35,191      $53,547      $47,021       $33,831      $21,670      $12,801      $10,501
     Services.............         7,639        7,279       11,320        12,036       16,128        7,904        8,810
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------

       Total revenues.....        42,830       60,826       58,341        45,867       37,798       20,705       19,311
Cost of revenues:
     Products.............        14,743       20,774       27,398        29,619       16,645        9,856        6,725
     Services.............         3,457        3,599        5,675         6,368        9,719        4,464        4,690
     Impairment of
capitalized software                   -            -            -         5,864        3,597

                              ----------    ---------    ---------    ----------   ----------    ---------    ---------

Total cost of revenues....        18,200       24,373       33,073        41,851       29,961       14,320       11,415
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------

Gross profit..............        24,630       36,453       25,268         4,016        7,837        6,385        7,896
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------

Operating expenses:
     Research and
        development, net..         4,709        6,281        7,958        10,318       10,744        5,999        4,670
     Selling and marketing,
         net..............         8,454       12,206       17,725        19,465       19,220        9,535        7,425
     General and administra-
        tive..............         3,708        5,236        6,980         6,333        6,636        3,251        3,218
     Goodwill write-off...             -            -            -         1,052
     Allowance for doubtful
        accounts and bad debt
        write-off.........             -            -        7,456           177         (50)

                               ----------    ---------    ---------    ----------   ----------    ---------    ---------
Total operating expenses..        16,871       23,723       40,119        37,345       36,550       18,785       15,313
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------


Operating income (loss)...         7,759       12,730     (14,851)      (33,329)     (28,713)     (12,400)      (7,417)
Financial income, net.....         2,578        2,365        3,412         2,793        1,326          346          197
                               ----------    ---------    ---------    ----------   ----------    ---------    ---------


Income (loss) before income
   taxes..................        10,337       15,095     (11,439)      (30,536)     (27,387)     (12,054)      (7,220)
Income taxes..............         (683)      (1,000)          585           456        2,107           58           27

                               ----------    ---------    ---------    ----------   ----------    ---------     -------
Net profit (loss)                 $9,654      $14,095     $(10,854)    $(30,080)    $(29,494)     $(12,112)    $(7,247)
Deemed dividend associated             -            -            -             -            -            -      (1,981)
with Beneficial Conversion
feature of Preferred Shares

                               ----------    ---------    ---------    ----------   ----------    ---------    ---------
Net profit (loss) attributed
to Ordinary shares                $9,654      $14,095     $(10,854)    $(30,080)    $(29,494)     $(12,112     $(9,228)
                               ==========    =========    =========    ==========   ==========    =========    =========



Basic net earnings (loss)
   per share..............         $0.88        $1.23      $(0.92)       $(2.53)      $(2.48)      $(1.02)      $(0.78)

                               ==========    =========    =========    ==========   ==========    =========    =========

Diluted net earnings (loss)
   per share..............          0.84        $1.20      $(0.92)       $(2.53)      $(2.48)      $(1.02)      $(0.78)

                               ==========    =========    =========    ==========   ==========    =========    =========

Weighted average number of
shares used in computing::

Basic net earnings (loss)
   per share..............        11,027       11,490       11,853        11,872       11,873       11,872       11,873

                               ==========    =========    =========    ==========   ==========    =========    =========

Diluted net earnings (loss)
   per share..............        11,525       11,722       11,853        11,872       11,873       11,872       11,873
                               ==========    =========    =========    ==========   ==========    =========    =========




                                                       Year Ended December 31

                                                  Year Ended December 31,                               June 30,
                               ---------------------------------------------------------------    ----------------------

                                   2000          2001         2002         2003         2004          2004         2005
                               ---------- -- --------- -- --------- -- ---------- - ----------    --------- -- ---------

Balance Sheet Data
    (in thousands):

Cash and cash equivalents.       $18,509      $36,111      $33,972       $13,901       $5,472       $7,744      $11,347
Short term bank deposits..         6,582          193        1,229         4,365        2,372        4,228        1,647
Marketable securities.....        24,100       18,182       12,889        15,767       12,626       12,076       17,696
Working capital...........        68,950       71,506       59,287        38,570       16,806       27,316       23,048
Total assets..............        91,420      115,597      104,465        76,606       46,497       63,307       52,417
Shareholders' equity......        78,206       94,885       86,268        55,789       26,293       43,078       32,341



OPERATING AND FINANCIAL REVIEW AND PROSPECTS

A.     Operating Results.


The following discussion of our consolidated financial condition and consolidated results of operations should be read together with our consolidated financial statements and notes to our consolidated financial statements contained herein and in our annual reports previously filed with the Securities and Exchange Commission on Form 20-F, as well as the discussion of our financial condition and results of operations under the heading "Operating and Financial Review and Prospects" included in such annual reports. This discussion contains certain forward-looking statements that involve risks, uncertainties and assumptions. As a result of many factors, including those set forth under "Risk factors" in our annual report on Form 20-F for the year ended December 31, 2004 and our registration statement on Form F-3 filed with the SEC on September 7, 2005, our actual results may differ materially from those anticipated in these forward-looking statements.

Results of Operations

The following table sets forth certain items from our results of operations as a percentage of total revenues for the periods indicated:

                                                                                   Six Months Ended
                                                                                       June 30,
                                                                                --------------------------

                                                                                     2004            2005
                                                                                -----------      ---------

                Revenues:

                     Product...........................................                62%            54%
                     Service...........................................                38%            46%
                                                                                -----------      ---------

                     Total revenues....................................               100%           100%
                Cost of revenues:
                     Product...........................................                48%            35%
                     Service...........................................                22%            24%
                     Total cost of revenues............................                69%            59%

                Gross profit...........................................                31%            41%
                Operating expenses:
                     Research and development, net.....................                29%            24%
                     Selling and marketing.............................                46%            38%
                     General and administrative........................                16%            17%
                                                                                -----------      ---------

                     Total operating expenses..........................                91%            79%

                                                                                -----------      ---------

                Operating income(loss).................................              (60%)          (38%)
                Financial income, net...................................                2%             1%
                                                                                -----------      ---------


                Income (loss) before income taxes......................              (58%)          (37%)
                Income taxes...........................................                 0%             0%
                                                                                -----------      ---------
                Net loss...............................................              (58%)          (38%)
                                                                                ===========      =========

                 Deemed dividend associated with Beneficial Conversion                   -          (10%)
                   feature of Preferred Shares
                                                                                -----------      ---------
                 Net loss attributed to Ordinary shares                              (58%)          (48%)
                                                                                -----------      ---------


                                                                                ===========      =========



                                                                        Six Months Ended
                                                                            June 30,
                                                                     ------------------------

                                                                            2004          2005
                                                                     ------------     ---------

                Sales by Geographic Area:

                Israel                                                       11%            9%
                United States                                                37%           36%
                Europe                                                       29%           29%
                Australia                                                     7%            8%
                South America                                                 8%            6%
                Far East                                                      5%            2%
                South Africa                                                  3%           10%
                                                                          100.0%        100.0%
                                                                     ============     =========


Comparison of Six Months Ended June 30, 2004 and Six Months Ended June 30, 2005

Revenues
-------------------------------- ---------------------- -------------------
        ($ in millions)            Six Months Ended        % Change Six
                                                        Months Ended June
                                         June 30,        30, 2004 vs. 2005
                                    2004      2005
-------------------------------- ---------------------- -------------------

Product sales                      $12.8       $10.5          (18%)
-------------------------------- ----------- ---------- -------------------

Services                            7.9         8.8            11%
-------------------------------- ----------- ---------- -------------------

Total Revenues                      20.7       19.3            (7%)
-------------------------------- ----------- ---------- -------------------



Product sales revenues consist primarily of product revenues, which include license fees and fees for professional services required to customize, implement and integrate our products and commissions from hardware vendors. Service revenues include primarily fees for maintenance and customer support.

The decrease in our product revenues for the six months ended June 30, 2005 compared to the six months ended June 30, 2004 was primarily attributable to delays in some of our customers' network roll-outs, extension of our customers' sale cycles, difficulties in obtaining new contracts and longer-lasting acceptance processes. The 18% decrease in our product revenues for the six months ended June 30, 2005 was partially offset by a 11% increase in our service revenues in the six months ended June 30, 2005, which were attributable to our entering into new maintenance contracts, and renewals of maintenance contracts with existing customers.



Cost of Revenues
    ($ in millions)                 Six Months Ended        % Change Six
                                        June 30,         Months Ended June
                                     2004       2005     30, 2004 vs. 2005

                                    ------------------------------------------
Cost of product sales               $9.9        $6.7            (32%)
Cost of services                     4.4         4.7              5%
Total cost of revenues              14.3        11.4            (20%)


Cost of product revenues consists primarily of labor costs relating to customization, integration and installation of our products, license fees paid to third party vendors, depreciation of equipment, other allocated expenses, amortization of capitalized software and royalties paid to the Office of the Chief Scientist in each year.

Cost of service revenues consists primarily of personnel costs for providing maintenance services, fees paid to third-party providers of maintenance services, personnel costs for telephone support and maintenance and other allocated expenses.

Gross Profit

                                                        % Change Six
                                   Six Months Ended     Months Ended June
        ($ in millions)                June 30,         30, 2004 vs. 2005
                                    2004       2005

Product Sales                       2.9         3.8            28%
-------------------------------- ----------- ---------- -------------------

Services                            3.5         4.1            20%

-------------------------------- ----------- ---------- -------------------
Total gross profit                  6.4         7.9            24%
-------------------------------- ----------- ---------- -------------------


Gross profit as a percentage of revenues

                                          Six Months Ended
                                              June 30,
                                        2004          2005
                                        ----          ----
------------------------------------ ------------ --------------

Product sales                            23%           36%

------------------------------------ ------------ --------------
Services                                 44%           47%

------------------------------------ ------------ --------------
Total gross profit                       31%           41%
------------------------------------ ------------ --------------


Total gross profit increased to $7.9 million for the six months ended June 30, 2005 from $6.4 million for the six months ended June 30, 2004. While our product sales decreased by 18%, the cost of the product sales decreased by 32%. This decrease in the cost of product sales was primarily the result of efficiency measures taken mostly in the area of manpower reduction. These efficiency measures also resulted in a reduction of the cost of services.

Operating Expenses
          ($ in millions)               Six Months Ended        % Change Six
                                            June 30,            Months Ended
                                        2004        2005        June 30, 2004
                                                                vs. 2005

Research and development                $6.0        $4.7            (22%)
Selling and marketing                    9.5         7.4            (22%)
General and administrative               3.3         3.2            (1%)
Total operating expenses                18.8        15.3            (18%)


Research and Development Expenses. Research and development expenses consist primarily of compensation and related costs of employees engaged in ongoing research and development activities, subcontractors and other related costs.

Research and development expenditures decreased from 22% to $4.7 million in the six months ended June 30, 2005, from $6.0 million in the six months ended June 30, 2004. This decrease was primarily due to manpower reduction and to our decision to re-focus our product offering. This decrease did not materially affect our efforts to improve the infrastructure and functionality of our products. In each of such periods, there were no grants recognized and no costs were capitalized.

Selling and Marketing Expenses. Selling and marketing expenses consist primarily of compensation for sales and marketing personnel, as well as promotion of contract administration, traveling and entertainment expenses. Selling and marketing expenses were 38% of total revenues in the six months ended June 30, 2005, compared to 46% of total revenues in the six months ended June 30, 2004. This decrease was primarily due to manpower reduction and our decision to focus our efforts on selected target markets in specific geographic areas, as well as on strategic customers.

General and Administrative Expenses. General and administrative expenses consist primarily of compensation for finance, human resources, general management, networks and information systems, personnel, as well as insurance, consultancy services expenses, and other expenses. General and administrative expenses were $3.3 million in the six months ended June 30, 2004 and $3.2 million in the six months ended June 30, 2005. The reason for the small decrease in general and administrative expenses, despite the decrease in our revenues, was primarily due to our decision to maintain the critical manpower necessary to manage and support our global business.

Financial Income, Net. Financial income consists primarily of interest derived from cash and cash equivalents, short-term investments and foreign currency translation adjustments. Our financial income decreased to $0.2 million for the six months ended June 30, 2005, from $0.3 million for the six months ended June 30, 2004. The decrease in our financial income was due primarily to the fact that our liquid assets denominated in Euros and British pounds sterling decreased in value due to the devaluation of these currencies in relation to the US dollar.

Deemed dividend associated with beneficial conversion of Preferred Shares

In connection with our issuance of preferred shares and warrants in January 2005, we have applied EITF 00-27, "Application of Issue No. 98-5 to Certain Convertible Instruments," ("EITF 00-27") which resulted in the recognition of $1,981 related to the beneficial conversion feature on the preferred shares. We accounted for the beneficial conversion feature as a deemed dividend to our preferred shareholders of $ 1,981 and a credit to additional paid in capital.

Quarterly Results of Operations

The following tables set forth certain unaudited quarterly financial data for each of the quarters ended March 31, June 30 2005, and this data is expressed as a percentage of total revenues for each quarter. The data have been prepared on a consistent basis with our unaudited consolidated financial statements included elsewhere herein and include all necessary adjustments, consisting only of normal recurring accruals that we consider necessary for a fair presentation of our results of operations for such quarters. The operating results for any quarter are not necessarily indicative of results for any future period.

                                                      Quarters Ended
(In thousands)                                 March 31,          June 30,

                                                  2005              2005
                                           ----------------- ------------------

Revenues:

       Products                                  5,088              5,413
       Services                                  4,005              4,805
                                            ----------------- ------------------


            Total revenues                       9,093             10,218
Cost of revenues:
       Products                                  3,524              3,201
       Services                                  2,350              2,340
Impairment of capitalized software                 -                  -
development costs


                                            ----------------- ------------------

 Total cost of revenues                          5,874              5,541

                                            ----------------- ------------------

Gross profit                                     3,219              4,677

Operating expenses:

          Research and development, net          2,142              2,528
          Selling and marketing                  4,568              2,857
          General and administrative             1,582              1,636
Goodwill write-off  provision for doubtful         -                  -
accounts
Allowance for doubtful accounts and bad            -                  -
 debt write-off

                                            ----------------- ------------------
Total operating expenses                         8,292              7,021

Operating loss                                  (5,073)            (2,344)
Financial income, net                              163                 34
                                             --------------- ------------------

Loss before income taxes                        (4,910)            (2,310)
Income taxes                                       8                 19
                                            ----------------- ------------------

Net Loss                                        (4,918)            (2,329)
Deemed dividend associated with                 (1,981)                 -
Beneficial Conversion feature of
Preferred Shares
Net loss attributed to Ordinary shares          (6,899)            (2,329)
Net loss attributed to Ordinary                  (0.58)            (0.20)
shareholders - basic and diluted

                                                      Quarters Ended
                                                Mar. 31,          June 30,

                                                   2005              2005
                                           ----------------- ------------------

Revenues:
       Products                                  56.0%              53.0%
       Services                                   44.0              47.0
            Total revenues                       100.0             100.0
Cost of revenues:
       Products                                   38.8              31.3
       Services                                   25.8              22.9
Impairment of capitalized software                 -                  -
development costs
            Total cost of                         64.6              54.2
            revenues
Gross profit                                      35.4              45.8
Operating expenses:
          Research and development, net           23.6              24.7
          Selling and marketing                   50.2              28.0
          General and administrative              17.4              16.0
Goodwill write-off  provision for doubtful         -                  -
accounts

                                            ----------------- ------------------
Allowance for doubtful accounts and bad            -                  -
debt write-off
Total operating expenses                          91.2              68.7
Operating Loss                                   (55.8)            (22.9)
Financial income, net                              1.8               0.3
                                           ----------------- ------------------

Loss before                                      (54.0)            (22.6)
income taxes
Income taxes                                       0.1               0.2
                                           ----------------- ------------------
Net loss                                         (54.1)            (22.8)
Deemed dividend associated with                  (21.8)               -
Beneficial Conversion feature of
Preferred Shares

                                            ----------------- ------------------
Net loss attributed to Ordinary shares          (75.9%)            (22.8%)
                                            ================= ==================


B.     Liquidity and Capital Resources

We had cash and cash equivalents, marketable securities and long-term bank deposits of $31.9 million as of June 30, 2005, compared to $25.2 million as of June 30, 2004.

Our operating activities used cash of $1.5 million in the six months ended June 30, 2005, compared to $8.6 million in the six months ended June 30, 2004. We had no cash provided from financing activities in the six months ended June 30, 2004 and $12.4 million net cash provided by financing activities in the six months ended June 30, 2005.

Our capital expenditures were $0.6 million for the six months ended June 30, 2005, compared to $0.7 million for the six months ended June 30, 2004. We did not capitalize any amount invested for development in the six months ended June 30, 2005 and 2004.

We do not have any off-balance-sheet concentration of credit risk, such as foreign exchange contracts, option contracts or other foreign hedging arrangements. We may be subject to concentrations of credit risk from financial instruments, consisting principally of cash and cash equivalents, short-term bank deposits, trade and unbilled receivables and investments in marketable securities. We invest our cash and cash equivalents and marketable securities mainly in US$ deposits with major Israeli and U.S. banks. We believe that the financial institutions that hold our investments are financially sound, and, accordingly, minimal credit risk exists with respect to these investments.

In January 2005, we issued 6,636,389 Series A Convertible Preferred Shares to investors in a private placement transaction, at a price per share of $2.20, for an aggregate investment of approximately $14.6 million. We also issued to the investors in the private placement transaction warrants to purchase the number of ordinary shares equal to 40% of the number of Series A Preferred Shares purchased by them, exercisable for a period of six years, at an exercise price per share of $2.50.

Our management believes our cash and cash equivalents reserve, including the proceeds from the above mentioned private placement, as well as cash flow from our operations, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the twelve months ending June 30, 2006. However, if we carry out acquisitions of other companies or new technologies by paying cash, there may be a need to raise additional capital by issuing debt or equity during the twelve months ended June 30, 2006.